Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 55 13 450* *1 202 77 29 207*
From:	Leszek Mierzwa (contact name) Executive Director, Equity Supervision and Investor Relations	*Phone:*	*(48 76) 747 81 30*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 747 81 39*
E-mail:			
Date:	11 October 2007	*No of sheets:*	*1*

SUPPL

Current report 55/2007

The Management Board of KGHM Polska Miedź S.A. announces that on 10 October 2007 the legal firm of Sołtysiński & Szlęzak Kancelaria Radców Prawnych i Adwokatów Spółka Komandytowa in Warsaw as counsel to the Company submitted an appeal to the Court of Appeals in Wrocław of the decision issued by the Regional Court in Legnica, Section VI (Economic) dated 18 September 2007 with the identification number sygn. akt VI GC 45/07, in which the court ascertained the invalidity of resolution Nr 3/2007 of the Extraordinary General Shareholders Meeting of KGHM Polska Miedź S.A. dated 9 July 2007.

Legal basis: § 39 section 1 point 6 of the Decree of the Minister of Finance dated 19 October 2005 regarding current and periodic information published by issuers of securities (Journal of Laws from 2005 Nr 209, item 1744)

PREZES ZARZĄDU
Krzysztof Skóra

DYREKTOR GENERALNY
ds. Nadzoru Właścicielskiego
i Relacji Inwestorskich
Leszek Mierzwa

Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 55 13 450* *1 202 77 29 207*
From:	Leszek Mierzwa (contact name) Executive Director, Equity Supervision and Investor Relations	*Phone:*	*(48 76) 747 81 30*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 747 81 39*
E-mail:			
Date:	18 October 2007	*No of sheets:*	3

Current report 58/2007

The Management Board of KGHM Polska Miedź S.A. hereby provides the contents of the resolutions passed by the Extraordinary General Shareholders' Meeting of KGHM Polska Miedź S.A. which was held on 18 October 2007:

Resolution Nr 1/2007
of the Extraordinary General Shareholders' Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 18 October 2007
regarding: election of the Chairman of the General Shareholders' Meeting.

On the basis of art. 409 § 1 of the Commercial Partnerships and Companies Code, § 28 section 1 of the Statutes of KGHM Polska Miedź S.A. and § 5 section 3 of the Regulations of the General Shareholders' Meeting of KGHM Polska Miedź S.A., the following is resolved:

I. Andrzej Leganowicz is hereby elected as Chairman of the General Shareholders' Meeting.

II. This resolution comes into force on the date it is taken.

Resolution Nr 2/2007
of the Extraordinary General Shareholders' Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 18 October 2007
regarding: acceptance of the agenda of the General Shareholders' Meeting.

The General Shareholders' Meeting resolves the following:

I. The agenda is hereby accepted, as set down and announced by the Management Board of KGHM Polska Miedź S.A. in the announcement on the convening of an Extraordinary General Shareholders' Meeting, as placed in the official government publication Monitor Sądowy i Gospodarczy dated 21 September 2007, Nr 184/2007, item 11809.

II. This resolution comes into force on the date it is taken.

Exemption number: 82 4639

Resolution Nr 3/2007
of the Extraordinary General Shareholders' Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 18 October 2007
regarding: recall from the Supervisory Board.

On the basis of art. 385 § 1 of the Commercial Partnerships and Companies Code and § 16 sec. 2 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. Adam Łaganowski is hereby recalled from the Supervisory Board of KGHM Polska Miedź S.A.

II. This resolution comes into force on the date it is taken.

Resolution Nr 4/2007
of the Extraordinary General Shareholders' Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 18 October 2007
regarding: appointment to the Supervisory Board.

On the basis of art. 385 § 1 of the Commercial Partnerships and Companies Code and § 16 sec. 2 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. Leszek Jakubów is hereby appointed to the Supervisory Board of KGHM Polska Miedź S.A.

II. This resolution comes into force on the date it is taken.

Resolution Nr 5/2007
of the Extraordinary General Shareholders' Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 18 October 2007
regarding: appointment to the Supervisory Board.

On the basis of art. 385 § 1 of the Commercial Partnerships and Companies Code and § 16 sec. 2 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. Remigiusz Nowakowski is hereby appointed to the Supervisory Board of KGHM Polska Miedź S.A.

II. This resolution comes into force on the date it is taken.

Resolution Nr 6/2007
of the Extraordinary General Shareholders' Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 18 October 2007
regarding: annulment of Resolution nr 31/2005 dated 15 June 2005 regarding settlement of the effects of a hyperinflationary revaluation of share capital to be presented in the Consolidated Financial Statements of the KGHM Polska Miedź S.A. Group, prepared in accordance with International Financial Reporting Standards and International Accounting Standards (IFRS/IAS).

Acting under art. 398 of the Commercial Partnerships and Companies Code and under § 23 sec. 1 and 2 of the Statutes of KGHM Polska Miedź S.A., in consideration of the request of the Management Board, which was positively reviewed by the Supervisory Board of KGHM Polska Miedź S.A., the General Shareholders' Meeting resolves the following:

Exemption number: 82 4639

I. In relation to Resolution nr 26/2006 of the General Shareholders' Meeting of KGHM Polska Miedź S.A. dated 14 June 2006 regarding keeping of the accounts and drawing up of the financial statements of the Company in accordance with accounting principles set forth in International Accounting Standards and International Financial Reporting Standards (IAS), which came into force on 1 January 2007, the General Shareholders' Meeting hereby annuls Resolution nr 31/2005 of the General Shareholders' Meeting dated 15 June 2005 regarding settlement of the effects of a hyperinflationary revaluation of share capital to be presented in the Consolidated Financial Statements of the KGHM Polska Miedź S.A. Group, prepared in accordance with International Financial Reporting Standards and International Accounting Standards (IFRS/IAS).

II. This resolution comes into force on the date it is taken.

Resolution Nr 7/2007
of the Extraordinary General Shareholders' Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 18 October 2007
regarding: decrease of the share capital of the Company presented in the separate financial statements of the Company and the transfer of funds accumulated in share capital to supplementary capital.

Acting under art. 398 of the Commercial Partnerships and Companies Code and under § 23 sec. 1 and 2 of the Statutes of KGHM Polska Miedź S.A., in consideration of the request of the Management Board, which was positively reviewed by the Supervisory Board of KGHM Polska Miedź S.A., the General Shareholders' Meeting resolves the following:

I. The General Shareholders Meeting of KGHM Polska Miedź S.A. hereby decreases the share capital of the Company – presented in the separate financial statements respectively on the date of application of International Financial Reporting Standards and on the date of preparation of the first half-year financial statements under IFRS, i.e. on 30 June 2007, in the amount of PLN 7 413 573 130.12, after hyperinflationary revaluation - in the amount of PLN 5 413 573 130.12. Following this decrease the share capital remains in the amount of PLN 2 000 000 000.

II. The General Shareholders Meeting resolves to transfer the amount of PLN 5 413 573 130.12, being the amount by which the share capital of the Company was decreased, in accordance with point I of this Resolution, to the supplementary capital of the Company.

III. This resolution comes into force on the date it is taken.

Legal basis: § 39 section 1 point 5 of the Decree of the Minister of Finance dated 19 October 2005 regarding current and periodic information published by issuers of securities (Journal of Laws from 2005 Nr 209, item 1744)

(Translation from the original Polish version. In the event of differences resulting from the translation, reference should be made to the official Polish version.)

WICEPREZES ZARZĄDU
Marek Fusiński

WICEPREZES ZARZĄDU
Stanisław Kot

Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 55 13 450* *1 202 77 29 207*
From:	Leszek Mierzwa (contact name) Executive Director, Equity Supervision and Investor Relations	*Phone:*	*(48 76) 747 81 30*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 747 81 39*
E-mail:			
Date:	19 October 2007	*No of sheets:*	*1*

Current report 59/2007

The Management Board of KGHM Polska Miedź S.A. announces that at the Extraordinary General Shareholders' Meeting of KGHM Polska Miedź S.A which was held on 18 October 2007 the following shareholders held a number of shares granting at least 5% of the number of votes at the General Shareholders' Meeting:

1. the State Treasury – number of votes 83 567 521, representing 83.94% of the number of votes participating in the Extraordinary General Shareholders' Meeting and 41.78% of the total number of votes,

2. ING Nationale-Nederlanden Polska Otwarty Fundusz Emerytalny - number of votes 5 000 000, representing 5.02% of the number of votes participating in the Extraordinary General Shareholders' Meeting and 2.50% of the total number of votes.

The total number of shares issued by KGHM Polska Miedź S.A. amounts to 200 000 000. All shares are in bearer form The maximum number of voting rights arising from the above said issued shares amounts to 200 000 000.

Legal basis: art. 70 point 3 of the Act dated 29 July 2005 on public offerings and conditions governing the introduction of financial instruments to organised trading, and on public companies (Journal of Laws from 2005 Nr 184, item 1539)

WICEPREZES ZARZĄDU
Ireneusz Reszczyński

DYREKTOR GENERALNY
ds. Nadzoru Właścicielskiego
i Relacji Inwestorskich
Leszek Mierzwa

Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

2007 OCT 31 A 2

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 55 13 450* *1 202 77 29 207*
From:	Leszek Mierzwa (contact name) Executive Director, Equity Supervision and Investor Relations	*Phone:*	*(48 76) 747 81 30*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 747 81 39*
E-mail:			
Date:	18 October 2007	*No of sheets:*	*1*

Current report 57/2007

The Management Board of KGHM Polska Miedź S.A. announces that on 18 October 2007 Adam Łaganowski was recalled by the Extraordinary General Shareholders' Meeting of KGHM Polska Miedź S.A. from the Supervisory Board of the Company. Simultaneously on 18 October 2007 the Extraordinary General Shareholders' Meeting of KGHM Polska Miedź S.A. appointed Leszek Jakubów and Remigiusz Nowakowski to the Supervisory Board of the Company.

The Company will provide information on the newly-appointed Members of the Supervisory Board, as required by the Decree of the Minister of Finance dated 19 October 2005 regarding current and periodic information published by issuers of securities, at a later date in the form of an individual current report.

Legal basis: § 5 section 1 point 21 and point 22 of the Decree of the Minister of Finance dated 19 October 2005 regarding current and periodic information published by issuers of securities (Journal of Laws from 2005 Nr 209, item 1744)

WICEPREZES ZARZĄDU
Marek Fusiński

WICEPREZES ZARZĄDU
Stanisław Kot

KGHM Polska Miedź S.A.
with its registered head office in Lubin
59-301 Lubin, ul. M. Skłodowskiej-Curie 48
www.kghm.pl NIP 692-000-00-13 REGON 390021764

Court of registration.
Wrocław Fabryczna Regional Court, Section IX (Economic) of the National Court of Registrations No. KRS 0000023302 where Company documentation is kept

Total share capital:
2.000.000.000 PLN
(paid-in capital)

Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel.-exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 55 13 450* *1 202 77 29 207*
From:	Leszek Mierzwa (contact name) Executive Director, Equity Supervision and Investor Relations	*Phone:*	*(48 76) 747 81 30*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 747 81 39*
E-mail:			
Date:	16 October 2007	*No of sheets:*	*1*

Current report 56/2007

The Management Board of KGHM Polska Miedź S.A. announces that on 5 October 2007 a change in share capital was registered at the Regional Court for Wrocław-Fabryczna in Wrocław, Section IX (Economic) of the National Court Register for „Zagłębie" Lubin Sportowa Spółka Akcyjna with its registered head office in Lubin (a subsidiary of KGHM Polska Miedź S.A.).

The share capital of „Zagłębie" Lubin Sportowa Spółka Akcyjna was increased by PLN 100 000 thousand through the issuance of 100 000 registered ordinary shares, series „AE", with a face value of PLN 1000 each. All of the new shares were acquired by KGHM Polska Miedź S.A. An agreement for the acquisition of shares was signed on 30 July 2007 (current report 42/2007 dated 30 July 2007).

The share capital of „Zagłębie" Lubin Sportowa Spółka Akcyjna after registration of changes amounts to PLN 113 689 thousand and is divided into 113 689 registered ordinary shares with a face value of PLN 1000 each.

KGHM Polska Miedź S.A. owns 100% of the share capital of „Zagłębie" Lubin Sportowa Spółka Akcyjna.

The total number of votes arising from all issued shares after registration of the change in the share capital of „Zagłębie" Lubin Sportowa Spółka Akcyjna is 113 689.

Legal basis: § 5 sec. 1 point 9 of the Decree of the Minister of Finance dated 19 October 2005 regarding current and periodic information published by issuers of securities (Journal of Laws from 2005 Nr 209, item 1744)

WICEPREZES ZARZĄDU
Marek Fusiński

DYREKTOR GENERALNY
ds. Nadzoru Właścicielskiego
i Relacji Inwestorskich
Leszek Mierzwa

END